FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

LIMITED PARTNERSHIP AND MEMBERSHIP INTEREST

PURCHASE AGREEMENT

by and among

CHUSEI PS HOLDINGS, LLC

CHUSEI OIL CO., LTD.

 FORBES MEDI-TECH, INC.

and

FORBES MEDI-TECH (USA) INC.

dated as of

February 22, 2006

Table of Contents

ARTICLE I PURCHASE AND SALE OF INTERESTS

   Section 1.1 Sale and Transfer of Interests

   Section 1.2 The Purchase Price

ARTICLE II THE CLOSING

   Section 2.1 The Closing

   Section 2.2 Deliveries by Seller

   Section 2.3 Deliveries by Purchaser

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER

   Section 3.1 Ownership

   Section 3.2 Legal Power; Organization; Qualification of Seller and FMT

   Section 3.3 Ownership and Possession of Interests

   Section 3.4 Organization; Qualification of Phyto-Venture and Phyto-Source

   Section 3.5 Financial Statements

   Section 3.6 No Undisclosed Liabilities

   Section 3.7 Prepayment of Phyto-Source Debt

   Section 3.8 Absence of Certain Changes

   Section 3.9 Plant and Equipment

   Section 3.10 Environmental Matters

   Section 3.11 Contracts and Commitments

   Section 3.12 Insurance

   Section 3.13 Litigation

   Section 3.14 Compliance with Laws; Privacy

   Section 3.15 Employee Benefit Plans

   Section 3.16 Tax Matters

   Section 3.17 Intellectual Property

   Section 3.18 Labor Matters

   Section 3.19 Full Disclosure

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER

   Section 4.1 Organization

   Section 4.2 Authorization; Validity of Agreement

   Section 4.3 Consents and Approvals; No Violations

   Section 4.4 Sufficient Funds

   Section 4.5 Brokers or Finders

   Section 4.6 Shares Owned in FMT

ARTICLE V COVENANTS

   Section 5.1 Access; Confidentiality

   Section 5.2 Efforts and Actions to Cause Closing to Occur

   Section 5.3 Notification of Certain Matters

   Section 5.4 No Solicitation of Competing Transaction

   Section 5.5 Seller's Non-Compete

   Section 5.6 Non-Solicitation by Seller and FMT

   Section 5.7 Post-Closing Cooperation

   Section 5.8 Joint and Several Obligation of Seller and FMT

   Section 5.9 Joint and Several Obligation of Purchaser and Chusei

   Section 5.10 Non-Solicitation by Purchaser and Chusei

   Section 5.11 Additional Covenants of Seller and FMT

ARTICLE VI CONDITIONS

   Section 6.1 Conditions to Each Party's Obligation to Effect the Closing

   Section 6.2 Conditions to Obligations of Purchaser to Effect the Closing

   Section 6.3 Conditions to Obligations of Seller to Effect the Closing

ARTICLE VII TERMINATION

   Section 7.1 Termination

   Section 7.2 Effect of Termination

ARTICLE VIII INDEMNIFICATION

   Section 8.1 Indemnification; Remedies

   Section 8.2 Notice of Claim; Defense

   Section 8.3 Survival of Indemnification Claims; Set-off

   Section 8.4 Tax Effect of Indemnification Payments

   Section 8.5 Effect of Investigation

   Section 8.6 Survival of Covenants, Representations and Warranties

ARTICLE IX DEFINITIONS AND INTERPRETATION

   Section 9.1 Definitions

   Section 9.2 Interpretation

ARTICLE X MISCELLANEOUS

   Section 10.1 Fees and Expenses

   Section 10.2 Amendment and Modification

   Section 10.3 Notices

   Section 10.4 Counterparts

   Section 10.5 Entire Agreement; No Third Party Beneficiaries

   Section 10.6 Severability

   Section 10.7 Governing Law

   Section 10.8 Enforcement; Venue

   Section 10.9 Time of Essence

   Section 10.10 Extension; Waiver

   Section 10.11 Dispute Resolution.

   Section 10.12 Arbitration

   Section 10.13 Election of Remedies

   Section 10.14 Assignment

LIMITED PARTNERSHIP AND MEMBERSHIP INTEREST

PURCHASE AGREEMENT

This LIMITED PARTNERSHIP AND MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of February 20, 2006, is by and among Chusei PS Holdings, LLC, a Deleware limited liability company ("Purchaser"), Chusei Oil Co., Ltd., a Japanese corporation (“Chusei”), Forbes Medi-Tech Inc., a Canadian corporation ("FMT") and Forbes Medi-Tech (USA) Inc., a Delaware corporation and a wholly-owned subsidiary of FMT ("Seller").  Capitalized terms used herein shall have the meanings given such terms in Article IX of this Agreement.

WHEREAS, Seller deems it advisable and in its best interest to consummate, the sale of the Interests to Purchaser; and

WHEREAS, Purchaser deems it advisable and in the best interests of Purchaser to purchase the Interests.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF INTERESTS

Section 1.1  Sale and Transfer of Interests.  Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser the Interests, free and clear of all Encumbrances.

Section 1.2  The Purchase Price.  Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the Interests, Purchaser shall (i) pay to Seller US$25 Million ("Purchase Price") in cash.

ARTICLE II

THE CLOSING

Section 2.1  The Closing.  The sale and transfer of the Interests by Seller to Purchaser shall take place at the Tokyo office of Skadden, Arps, Slate, Meagher & Flom LLP, at 10:00 a.m., Japan time, two (2) Business Days following the satisfaction and/or waiver of all conditions to close set forth in Article VI (other than conditions which can be satisfied only by the delivery of certificates, opinions or other documents at the Closing) unless another date or place is agreed in writing by each of the parties hereto.

Section 2.2  Deliveries by Seller.  At the Closing, Seller shall deliver to Purchaser:

(i)

certificates to the Purchaser representing the Interests, each such certificate to be duly and validly endorsed in favor of Purchaser and otherwise sufficient to vest in Purchaser good and marketable title to such Interests;

(ii)

Officers' Certificate as described in Section 6.2(b);

(iii)

resignations of all Managers of Phyto-Source appointed by Seller, together with the resignations of all Officers and Directors of Phyto-Venture appointed by Seller;

(iv)

all of the books and records of Phyto-Venture and Phyto-Source in the possession or held for the benefit of the Seller ;

(v)

any other certifications which may be required under applicable law stating that no Taxes are due to any taxing authority for which the Purchaser could have liability to withhold and pay with respect to the transfer of Interests to Purchaser pursuant to this Agreement;

(vi)

copies of all records in the possession or held for the benefit of the Seller, including all signature or authorization cards, pertaining to the bank accounts listed in the Disclosure Schedule; and

(vii)

all other previously undelivered documents required to be delivered by Seller to Purchaser at or prior to the Closing in connection with the Transactions, including, without limitation, all financial models, cost analyses, production analyses and any other technical or operational analyses, studies or reports produced by Phyto-Source relating to the business of Phyto-Source that are in the possession or held for the benefit of the Seller or FMT.

Section 2.3  Deliveries by Purchaser.  At the Closing, Purchaser shall deliver to Seller:

(i)

Purchase Price stated in Section 1.2 shall be wire transferred to an account at a bank designated by Seller specified in writing by Seller at least five (5) Business Days prior to the Closing Date;

(ii)

Officers’ Certificate as described in Section 6.3(c); and

(ii)

such other documents as are required to be delivered by Purchaser to Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except to the extent specifically set forth in the Disclosure Schedule prepared and signed by Seller and delivered to Purchaser simultaneously with the execution hereof, Seller and FMT, jointly and severally, represent and warrant to Purchaser that all of the statements contained in this Article III are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date).  Seller and FMT will on the Closing Date provide to Purchaser the Officer’s Certificate described in Section 6.2(b) acknowledging that all of the statements contained in this Article III are true and complete as of the Closing Date.  Seller and FMT are for their own respective benefit relying upon the officers certificate of Chusei (U.S.A.) Inc., (attached hereto as Exhibit A) as the facility manager of the Phyto-Source facility in Pasadena, Texas.  Each exception set forth in the Disclosure Schedule and each other response to this Agreement set forth in the Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and, except as otherwise specifically stated with respect to such exception, relates only to such section.  In the event of any inconsistency between statements in the body of this Agreement and statements in the Disclosure Schedule (excluding exceptions expressly set forth in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement shall control.

Section 3.1  Ownership.  Seller is the record and beneficial owner of the LP Interests and the LLC Interests.

Section 3.2  Legal Power; Organization; Qualification of Seller and FMT.  Each of Seller and FMT is a legal entity competent and has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions contemplated to be undertaken by such person under this Agreement.  Each of Seller and FMT is duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of formation, has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions contemplated to be undertaken by such person under this Agreement, and has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement.

Section 3.3  Ownership and Possession of the Interests.

The certificates representing the LP Interests and the LLC Interests are owned and held by Seller, free and clear of all Encumbrances except as set out in the Disclosure Schedule.

Section 3.4  Organization; Qualification of Phyto-Venture and Phyto-Source.  Each of Phyto-Venture and Phyto-Source (i) is an entity duly organized, validly existing and in good standing under the laws of the state of Texas; and (ii) has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns.  Seller has heretofore delivered to Purchaser complete and correct copies of all formation and corporate governance documents (i.e. the minutes of Manager's Meetings and other such documents) of Phyto-Venture and Phyto-Source as presently in effect.

Section 3.5  Financial Statements.

True and complete copies of the Financial Statements are included in the Disclosure Schedule.  The Financial Statements have been prepared from, are in accordance with and accurately reflect, the respective books and records of Phyto-Venture and Phyto-Source, fully comply in all material respects with applicable accounting requirements, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be stated in the notes thereto), are true and correct and fairly present the respective financial position and the respective results of operations and cash flows (and changes in financial position, if any) of Phyto-Venture and Phyto-Source as of the times and for the periods referred to therein (subject, in the case of unaudited statements, to normally recurring year-end audit adjustments which are not material either individually or in the aggregate).

Section 3.6  No Undisclosed Liabilities.

Except:

(a)

as disclosed in the Financial Statements up to December 31, 2005; and

(b)

for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2004 pursuant to the terms of this Agreement, neither of Phyto-Venture nor Phyto-Source has had any liability or obligation of any nature, whether or not accrued, contingent or otherwise, that has, or would be reasonably likely to have, a material adverse effect on Phyto-Venture or Phyto-Source, taken as a whole.  The reserves reflected in the Financial Statements are adequate, appropriate and reasonable and have been calculated in a consistent manner.

Section 3.7  Prepayment of Phyto-Source Debt.  Except as set-out in the Disclosure Schedule, no Indebtedness of greater than $50,000 of Phyto-Venture or Phyto-Source contains any restriction upon (i) the prepayment thereof, (ii) the incurrence of Indebtedness by Phyto-Venture or Phyto-Source or (iii) the ability of Phyto-Venture or Phyto-Source to grant any lien on the properties or assets thereof.  The Disclosure Schedule sets forth the amount of principal and unpaid interest outstanding as of the date of this Agreement of each Indebtedness of Phyto-Venture and Phyto-Source, if any, that will accelerate or become due or result in a right on the part of the holder of such Indebtedness (with or without due notice or lapse of time) to require prepayment, redemption or repurchase as a result of the execution of this Agreement or the consummation of any of the Transactions.

Section 3.8  Absence of Certain Changes.

To the Knowledge of Seller or FMT, since December 31, 2004, each of Phyto-Venture and Phyto-Source has conducted its respective business only in the ordinary and usual course and consistent with past practice, and neither Phyto-Venture nor Phyto-Source has:

(a)

suffered any adverse change in its working capital, financial condition, results of operation, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business, operations or prospects;

(b)

except as set out in the Disclosure Schedule, incurred any liability or obligation (absolute, accrued, contingent or otherwise) except immaterial items incurred in the ordinary course of business and consistent with past practice, none of which exceeds $100,000 (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

(c)

paid, discharged or satisfied any claim, liability or obligation (whether absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in its Balance Sheet or incurred in the ordinary course of business and consistent with past practice since December 31, 2004;

(d)

except as set out in the Disclosure Schedule, permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrance, except for liens for Taxes not yet due;

(e)

except as set out in the Disclosure Schedule, written down the value of any inventory (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any Indebtedness of any other person, except for immaterial write-downs and write-offs in its ordinary course of business and consistent with past practice;

(f)

cancelled any debts or waived any claims or rights of substantial value;

(g)

sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

(h)

disposed of or permitted to lapse any Intellectual Property rights, or disposed of to any Person other than representatives of Purchaser any trade secret, formula, process, know-how or other Intellectual Property not theretofore a matter of public knowledge;

(i)

except as set out in the Disclosure Schedule made any single capital expenditure or commitment in excess of $100,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of $100,000 for additions to property, plant, equipment or intangible capital assets;

(j)

made any change in any method of accounting or accounting practice;

(k)

except as set out in the Disclosure Schedule, agreed, whether in writing or otherwise, to take any action described in this Section 3.8.

Section 3.9  Plant and Equipment.

To the Knowledge of  Seller or FMT:

(a)

The plants, structures and equipments owned or used by Phyto-Source are structurally sound with no known defects and are in good operating condition and repair and are adequate for the uses to which they are being put normal wear and tear excepted;

(b)

None of such plants, structures or equipment are in need of maintenance or repairs except for ordinary, routine maintenance and repairs;

(c)

The roof of each such structure is watertight and in good repair and condition; and

(d)

except as set out in the Disclosure Schedule Phyto-Source has not received notification that it is in violation of any applicable building, zoning, health or other law, ordinance or regulation in respect of their operations or the Real Property.

Section 3.10  Environmental Matters.

To the Knowledge of  Seller or FMT:

(a)

Phyto-Source is in material compliance with all applicable Environmental Laws.  Such compliance includes, but is not limited to, the possession by Phyto-Source of all permits and other governmental authorizations required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.  Each permit and other governmental authorization currently held by Phyto-Source pursuant to the Environmental Laws is specifically identified in the Disclosure Schedule.

(b)

Except as set out in the Disclosure Schedule, Phyto-Source has not received any communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that Phyto-Source is not in material compliance with any applicable Environmental Laws, and there are no circumstances that currently exist that may prevent or interfere with such compliance in the future.

(c)

There is no material Environmental Claim by any Person that is pending or threatened against Phyto-Source, or against any Person whose liability for any Environmental Claim Phyto-Source has retained or assumed either contractually or by operation of law.

(d)

There are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Materials of Environmental Concern, that could reasonably be expected to form the basis of any material Environmental Claim against Phyto-Source.

(e)

Without in any way limiting the generality of the foregoing, (i) all on-site and off-site locations where Phyto-Source has (previously or currently) stored, disposed or arranged for the disposal of Materials of Environmental Concern are specifically identified in the Disclosure Schedule, (ii) all underground storage tanks, and the capacity and contents of such tanks, located on any property owned, leased, operated or controlled by Phyto-Source are specifically identified in the Disclosure Schedule, (iii) there is no asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or controlled by Phyto-Source and (iv) no PCBs or PCB-containing items are used or stored at any property owned, leased, operated or controlled by Phyto-Source.

(f)

Seller has provided to Purchaser a copy of each assessment, report, result of investigations or audit, and such other data and information that is in the possession of or reasonably available to Seller regarding environmental matters pertaining to Phyto-Source or the compliance (or noncompliance) by Phyto-Source with any applicable Environmental Laws.

(g)

Phyto-Source is not subject to any Environmental Laws requiring (i) the performance of site assessment for Materials of Environmental Concern, (ii) the removal or remediation of Materials of Environmental Concern, (iii) the giving of notice to, or receiving the approval of, any Governmental Entity or (iv) the recording or delivery to any other Person of any disclosure document or statement pertaining to environmental matters by virtue of the Transactions or as a condition to the effectiveness of any of the Transactions.

Section 3.11  Contracts and Commitments.

To the Knowledge of Seller or FMT and except as set forth in the Disclosure Schedule:

(a)

Phyto-Source has no agreements, contracts, commitments or restrictions in excess of $50,000.00 for a period of more than 12 months which are material to its business, operations or prospects or which require the making of any charitable contribution;

(b)

No purchase contracts or commitments of Phyto-Source in excess of $50,000 continue for a period of more than 12 months or are in excess of the normal, ordinary and usual requirements of business or at any excessive price;

(c)

The Disclosure Schedule contains all material outstanding sales contracts, commitments or proposals of Phyto-Source none of which will result in any loss to Phyto-Source upon completion or performance thereof, after allowance for direct distribution expenses nor are there any outstanding contracts, bids or sales or service proposals quoting prices which will not result in a normal profit;

(d)

Phyto-Source is not in default under or in violation of, nor is there any valid basis for any claim of default under or violation of, any material contract, commitment or restriction to which it is a party or by which it is bound;

(e)

Phyto-Source has no outstanding agreement to acquire any debt obligations of others;

(f)

Phyto-Source has no outstanding loan from any Person other than from Seller and from third party lenders set forth in Section 6.3 and the Disclosure Schedule;

(g)

Phyto-Source has no power of attorney outstanding or any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person, corporation, partnership, joint venture, association, organization or other entity in excess of $50,000; and

(h)

Except (i) as set forth in the Financial Statements or (ii) for the Transactions, as of the date hereof, neither Phyto-Venture nor Phyto-Source has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on its respective business or financial condition.

Section 3.12  Insurance.

To the Knowledge of Seller or FMT:

(a)

The Disclosure Schedule sets forth (i) a true and complete list and description of all insurance policies, other insurance arrangements and other contracts or arrangements for the transfer or sharing of insurance risks by Phyto-Source in force on the date hereof with respect to the business or assets of Phyto-Source, together with a statement of the aggregate amount of claims paid out, and claims pending, under each such insurance policy or other arrangement through the date hereof and (ii) a description of such risks that the Managers of Phyto-Source have designated as being self-insured;

(b)

Phyto-Source has policies of insurance of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of Phyto-Source. All such policies are in full force and effect, all premiums due thereon have been paid by Phyto-Source, and Phyto-Source is otherwise in compliance in all material respects with the terms and provisions of such policies. Furthermore, (i) Phyto-Source has not received any notice of cancellation or non-renewal of any such policy or arrangement nor is the termination of any such policies or arrangements threatened, (ii) there is no claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements, (iii) Phyto-Source  has not received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided for will not be available to Phyto-Source in the future on substantially the same terms as now in effect and (iv) none of such policies or arrangements provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting Phyto-Source; and

(c)

A true and complete list of all outstanding claims for medical expenses in excess of $10,000 made by or with respect to any employee of Phyto-Source is set forth in the Disclosure Schedule.

Section 3.13  Litigation.  Except as set-out in the Disclosure Schedule, there is no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or threatened against or involving Phyto-Source, or which questions or challenges the validity of this Agreement or any action taken or to be taken by Phyto-Source pursuant to this Agreement or in connection with the Transactions; and to the Knowledge of Seller or FMT there is no valid basis for any such action, proceeding or investigation.  Phyto-Source is not subject to any judgment, order or decree which may have an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

Section 3.14  Compliance with Laws; Privacy.

Except as set forth in the Disclosure Schedule, to the Knowledge of Seller or FMT, Phyto-Source has complied in a timely manner and in all material respects with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all United States federal, state, local, foreign governments and agencies thereof that affect the business, properties or assets of Phyto-Source, and no notice, charge, claim, action or assertion has been received by Phyto-Source or has been filed, commenced or, threatened against Phyto-Source alleging any violation of any of the foregoing; and

To the Knowledge of Seller or FMT, no claims have been asserted or threatened against Phyto-Source by any person or entity alleging a violation of such person's or entity's privacy, personal or confidentiality rights under any such rules, policies or procedures.  To the Knowledge of Seller or FMT the consummation of the Transactions will not breach or otherwise cause any violation of any law related to privacy, data protection or the collection and use of personal information and user information gathered or accessed from then current users (at the time of consummation of the Transactions) in the course of the operations of Phyto-Source.

Section 3.15  Employee Benefit Plans.

(a)

The Disclosure Schedule contains a true and complete list of all Plans. Phyto-Source has no commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Plan that would affect any employee or former employee of Phyto-Source;

Section 3.16  Tax Matters.

(a)

Phyto-Venture and Phyto-Source have duly filed all Tax Returns that are required to be filed and have duly paid or caused to be duly paid in full or made provision in accordance with GAAP (or there has been paid or provision has been made on their behalf) for the payment of all Taxes for all periods or portions thereof ending through the date hereof.  All such Tax Returns are correct and complete in all material respects and accurately reflect all liability (if any) for Taxes of Phyto-Venture and Phyto-Source for the periods covered thereby.

(b)

To the Knowledge of Seller or FMT, there are no liens for Taxes upon any property or assets of Phyto-Venture or Phyto-Source, except for liens for Taxes not yet due;

(c)

Except as set out in the Disclosure Schedule, to the Knowledge of Seller or FMT, no federal, state, local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Phyto-Venture or Phyto-Source.  There are no pending Tax audits or proceedings concerning Phyto-Venture or Phyto-Source, and a list of all audits, examinations or investigations commenced or completed with respect to Phyto-Venture or Phyto-Source with respect to taxable periods through and including 2005 is set forth in the Disclosure Schedule;

(d)

To the Knowledge of Seller or FMT, no power of attorney has been granted by or with respect to Phyto-Venture or Phyto-Source with respect to any matter relating to Taxes;

(e)

To the Knowledge of Seller or FMT, neither Phyto-Venture nor Phyto-Source is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, and neither Phyto-Venture nor Phyto-Source has any potential liability or obligation to any Person as a result of, or pursuant to, any such agreement, contract or arrangement;

(f)

There are no unresolved questions or claims concerning Tax liability of Phyto-Venture or Phyto-Source;

(g)

Other than any Tax Returns that have not yet been required to be filed, Seller has made available to Purchaser true, correct and complete copies of the United States federal income Tax Return and any state, local or foreign Tax Return for any jurisdiction that represents five percent or more of the aggregate taxable income of Phyto-Venture and Phyto-Source for each of the taxable years ended in 2005; and

(h)

Seller has delivered or made available to Purchaser complete and accurate copies of each of (i) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity relating to the United States federal, state, local or foreign Taxes due from or with respect to Phyto-Venture or Phyto-Source and (ii) all closing agreements entered into by Phyto-Venture or Phyto-Source with any taxing authority in each case existing on the date hereof.

Section 3.17  Intellectual Property.

(a)

The Disclosure Schedule sets forth a true and complete list of all patents and patent applications that are in the public domain, trademark registrations and applications, service mark registrations and applications, material Computer Software, Copyright registrations and applications, material unregistered trademarks, service marks, and Copyrights, and Internet domain names used or held for use in connection with the business of Phyto-Source, together with all licenses related to the foregoing, whether Phyto-Source is the licensee or licensor thereunder;

(b)

Except as set forth in the Disclosure Schedule, Phyto-Source is the sole and exclusive owner or valid licensee of all Phyto-Source IP, free and clear of all Encumbrances;

(c)

Except as set forth in the Disclosure Schedule, all registrations and applications for Intellectual Property that are used in and are material to the conduct of the businesses of Phyto-Source as currently conducted (i) are valid, subsisting, in proper form and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no patent, registration or application therefor is the subject of any opposition, interference, cancellation proceeding or other legal or governmental proceeding before any Governmental Entity in any jurisdiction;

(d)

Except as set forth in the Disclosure Schedule Phyto-Source owns or has the valid right to use all of the Intellectual Property used by it or held for use by it in connection with its business.  To the Knowledge of Seller or FMT, there are no conflicts with or infringements of any Intellectual Property by any third party.  To the Knowledge of Seller or FMT, the conduct of the businesses of Phyto-Source as currently conducted does not conflict with or infringe in any way on any proprietary right of any third party.  There is no claim, suit, action or proceeding pending or, to the Knowledge of Seller or FMT, threatened against Phyto-Source (i) alleging any such conflict or infringement with any third party's proprietary rights or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property;

(e)

To the Knowledge of Seller or FMT, the Computer Software used by Phyto-Source in the conduct of their businesses was either (i) developed by employees of Phyto-Source within the scope of their employment, (ii) developed on behalf of Phyto-Source by a third party, and all ownership rights therein have been assigned or otherwise transferred to or vested in Phyto-Source, as the case may be, pursuant to written agreements or (iii) licensed or acquired from a third party pursuant to a written license, assignment, or other contract that is in full force and effect and of which Phyto-Source is not in material breach;

(f)

All consents, filings, and authorizations by or with Governmental Entities or third parties necessary with respect to the consummation of the Transactions, as they may affect the Intellectual Property, have been obtained;

(g)

Phyto-Source has not entered into any consent, indemnification, forbearance to sue, settlement agreement or cross-licensing arrangement with any Person relating to the Intellectual Property or, to the Knowledge of Seller or FMT, any Intellectual Property licensed by Phyto-Source, or the Intellectual Property of any third party, except as contained in any license agreements listed in the Disclosure Schedule; and

(h)

Phyto-Source is not, or will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property.

Section 3.18  Labor Matters.

To the Knowledge of Seller or FMT:

(a)

There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller or FMT, threatened against or affecting Phyto-Source and during the past five years there has not been any such action.

(b)

Phyto-Source is not a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of Phyto-Source;

(c)

No labor union has been certified by the National Labor Relations Board as bargaining agent for any of the employees of Phyto-Source; no notice has been received from any labor union stating that it has been designated as the bargaining agent for any of said employees; and no petition has been filed by any labor union requesting an election to determine whether or not it is the exclusive bargaining agent for any of said employees;

(d)

None of the employees of Phyto-Source is represented by any labor organization and, to the Knowledge of Seller or FMT, there have been no union organizing activities among the employees of Phyto-Source within the past five years, nor does any question concerning representation exist concerning such employees;

(e)

No collective bargaining agreement which is binding on Phyto-Source restricts any of them from relocating or closing any of their operations;

(f)

Phyto-Source has not experienced any work stoppage or other labor difficulty since December 31, 2005;

(g)

A true and complete copy of each written personnel policy, rule and procedure applicable to employees of Phyto-Source is included in the Disclosure Schedule;

(h)

Phyto-Source is, and has at all times been, in compliance, in all material respects, with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices, as defined in the National Labor Relations Act or other applicable laws;

(i)

There is no unfair labor practice charge or complaint against Phyto-Source pending or, to the Knowledge of Seller or FMT, threatened before the National Labor Relations Board or any similar state or foreign agency;

(j)

To the Knowledge of Seller or FMT, no charge with respect to or relating to Phyto-Source is pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices;

(k)

Phyto-Source has not received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to Phyto-Source, and no such investigation is in progress; and

(l)

There are no complaints, lawsuits or other proceedings pending or, to the Knowledge of Seller or FMT, threatened in any forum by or on behalf of any present or former employee of Phyto-Source, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any laws governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 3.19  Full Disclosure.  Seller has not failed to disclose to Purchaser any facts material to the business, results of operations, assets, liabilities, financial condition or prospects of Phyto-Venture or Phyto-Source.  No representation or warranty by Seller contained in this Agreement and no statement contained in any document (including Financial Statements and the Disclosure Schedule), certificate, or other writing furnished or to be furnished by Seller to Purchaser or any of its representatives pursuant to the provisions hereof or in connection with the Transactions, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Chusei represents and warrants to Seller and FMT that:

Section 4.1  Organization.  Purchaser and Chusei are each corporations duly organized and validly existing and in good standing, under the laws of its jurisdiction of formation and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized and existing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a material adverse effect on Purchaser's and Chusei’s ability to consummate the Transactions.

Section 4.2  Authorization; Validity of Agreement.  Purchaser and Chusei have full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by Purchaser and Chusei of this Agreement and the consummation of the Transactions have been duly authorized by the Boards of Directors of Purchaser and Chusei, and no other corporate action on the part of Purchaser or Chusei is necessary to authorize the execution and delivery by Purchaser and Chusei of this Agreement or the consummation of the Transactions.  No vote of, or consent by, the holders of any class or series of stock or Voting Debt issued by Purchaser or Chusei is necessary to authorize the execution and delivery by Purchaser and Chusei of this Agreement or the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by Purchaser and Chusei, and, assuming due and valid authorization, execution and delivery hereof by Seller, is a valid and binding obligation of Purchaser and Chusei, enforceable against Purchaser and Chusei in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3  Consents and Approvals; No Violations.  None of the execution, delivery or performance of this Agreement by Purchaser and Chusei, the consummation by Purchaser and Chusei of the Transactions or compliance by Purchaser and Chusei with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of Purchaser or Chusei, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or Chusei is a party or by which any of them or any of their respective properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or Chusei or any of its properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Purchaser's or Chusei’s ability to consummate the Transactions or which arise from the regulatory status of Phyto-Venture, Phyto-Source or Seller.

Section 4.4  Sufficient Funds.  Purchaser has available, or has made arrangements to obtain (through existing credit arrangements or otherwise), sufficient funds to acquire the Interests to be purchased pursuant hereto and to pay all fees and expenses related to the Transactions.

Section 4.5  Brokers or Finders.  Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the Transactions, except Pro Staff Solutions Co., Ltd., whose fees and expenses will be paid by Purchaser in accordance with Purchaser's agreement with such firm.

Section 4.6  Shares Owned in FMT.  The Purchaser and Chusei, together with the Purchaser’s and Chusei’s Affiliates, their respective owners and/or shareholders, and any persons or companies acting jointly or in concert with the Purchaser or Chusei, any such Affiliates, or any such owners or shareholders, do not, as a group, beneficially own or exercise control or direction over, directly or indirectly, more than 500,000 common shares of FMT, after giving effect to the conversion or exercise of securities convertible into common shares of FMT.

ARTICLE V

COVENANTS

Section 5.1  Access; Confidentiality.

(a)

Between the date of this Agreement and the Closing, Seller shall use its best efforts to cause Phyto-Source to (i) afford Purchaser and its authorized representatives reasonable access to all books, records, offices and other facilities of Phyto-Source and Phyto-Venture, (ii) permit Purchaser to make such inspections and to make copies of such books and records as it may reasonably require and (iii) furnish Purchaser with such financial and operating data and other information as Purchaser may from time to time reasonably request. Purchaser and its authorized representatives shall conduct all such inspections in a manner that will minimize disruptions to the business and operations of Phyto-Source.

(b)

Seller shall use its best efforts to cause Phyto-Source to allow Purchaser and its authorized representatives (including its designated engineers or consultants) to at any time enter into and upon all or any portion of their respective properties (including all Real Property and all real estate which is the subject of a Lease) in order to investigate and assess, as Purchaser deems necessary or appropriate in its sole and absolute discretion, the environmental condition of such properties or the business conducted thereat.  Such investigation may include, but need not be limited to, the performance of soil and surface or ground water sampling, monitoring, borings or testing and any other tests, investigations, audits, assessments, studies, inspections or other procedures relating to environmental conditions or Materials of Environmental Concern.  Seller shall use its best efforts to cause Phyto-Venture and Phyto-Source to cooperate with Purchaser and its authorized representatives in conducting such investigation, and to allow Purchaser and its authorized representatives full access to their properties and businesses, together with full permission to conduct such investigation, and shall provide to Purchaser and its authorized representatives all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of, or in the possession of or reasonably available to Phyto-Venture, Phyto-Source or any of their engineers, consultants or agents and all other information relating to environmental matters in respect of their properties and businesses.

(c)

The provisions of the Confidentiality Agreement shall remain binding and in full force and effect until the Closing, except that the Confidentiality Agreement shall not apply to any documents prepared in connection with or proceeding before or filed with, or other disclosure made to, a court, arbitration tribunal or mediation service in order to enforce Purchaser's rights arising in connection with the termination of this Agreement pursuant to Section 7.2.  The information contained herein, in the Disclosure Schedule or delivered to Purchaser or its authorized representatives pursuant hereto shall be subject to the Confidentiality Agreement as Information (as defined and subject to the exceptions contained therein) until the Closing and, for that purpose and to that extent, the terms of the Confidentiality Agreement are incorporated herein by reference. All obligations of the Purchaser under the Confidentiality Agreement shall terminate simultaneously with the Closing. Except as otherwise provided herein, Seller shall treat after the date hereof as strictly confidential (unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other requirements of law) the terms of this Agreement and all nonpublic, confidential or proprietary information concerning Phyto-Venture and Phyto-Source, and Seller shall not use such information to the detriment of Phyto-Venture, Phyto-Source or Purchaser.

Section 5.2  Efforts and Actions to Cause Closing to Occur.

(a)

Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Closing and the other Transactions as promptly as practicable including, but not limited to (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, and (ii) the preparation of any disclosure documents requested by Purchaser in order to facilitate financing of any of the Transactions.  In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b)

Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the Transactions.  Each party hereto shall promptly inform the other parties, provide the other parties with copies of any written communication received by such party from any Governmental Entity regarding any of the Transactions.  If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request.  To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement or consummation of any of the Transactions, Seller shall use their best efforts to effect such transfers, amendments or modifications.

(c)

Seller and Purchaser shall use their respective best efforts to obtain, prior to the Closing (i) the unconditional consent to the Closing and the other Transactions of each lender to whom Phyto-Venture or Phyto-Source owes in excess of $100,000 as of the Closing Date, but only if and to the extent that the failure to obtain such consent would adversely affect Phyto-Venture or Phyto-Source or the ability of the Seller or the Purchaser to consummate the Transactions.  All such consents shall be in writing and executed counterparts thereof shall be delivered to Purchaser at or prior to the Closing.

(d)

In addition to and without limiting the agreements of the parties contained above, Purchaser and Seller shall:

(i)

except where prohibited by applicable legal requirements, consult with the other parties prior to taking a position with respect to any filing pursuant hereto, permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings related to this Agreement or the Transactions (including under any antitrust or fair trade Legal Requirement), coordinate with the other parties in preparing and exchanging such information and promptly provide the other parties (and their respective counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity related to this Agreement or the Transactions, provided that with respect to all such filings, presentations or submissions, no party need supply another (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party may require such party or its Subsidiaries to restrict or prohibit access to any such properties or information; and

(ii)

use all reasonable commercial efforts to resolve such objections, if any, as may be asserted with respect to the Transactions under any antitrust law.

(e)

Notwithstanding the foregoing or any other covenant herein contained, nothing in this Agreement shall be deemed to require Purchaser (i) to divest or hold separate any assets or agree to limit its future activities, method or place of doing business, (ii) to commence any litigation against any entity in order to facilitate the consummation of any of the Transactions or (iii) to defend against any litigation brought by any Governmental Entity seeking to prevent the consummation of, or impose limitations on, any of the Transactions.

Section 5.3  Notification of Certain Matters.

(a)

From time to time prior to the Closing, Seller shall promptly supplement or amend the Disclosure Schedule with respect to any matter arising after the delivery thereof pursuant hereto that, if existing at, or occurring on, the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule.  No supplement to or amendment of the Disclosure Schedule made after the execution hereof by Purchaser pursuant to this section or otherwise shall be deemed to cure any breach of any representation of or warranty made pursuant to this Agreement.

(b)

Seller shall give notice to Purchaser promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or (B) any condition set forth in Article VI to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure of Seller or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that (x) the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (y) the failure to give such notice shall not be required from and after the time the party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.

(c)

Seller shall deliver to Purchaser copies of (i) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity relating to the United States federal, state, local or foreign Taxes due from or with respect to Phyto-Venture and Phyto-Source and (ii) any closing agreements entered into by Phyto-Venture or Phyto-Source with any taxing authority, which come into the possession of Phyto-Venture or Phyto-Source after the date hereof.

Section 5.4  No Solicitation of Competing Transaction.

(a)

Seller shall not (and Seller shall cause Phyto-Venture and Phyto-Source, and officers, directors, employees, representatives and agents thereof, including investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser, any of its Affiliates or representatives) concerning any acquisition proposal.  Seller shall not enter into any agreement with respect to any Acquisition Proposal.  Upon execution of this Agreement, Seller shall immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and Seller shall request (or if any of them has the contractual right to do so, demand) the return of all documents, analyses, financial statements, projections, descriptions and other data previously furnished to others in connection with Seller's efforts to sell the Interests.  Seller shall immediately notify Purchaser of the existence of any proposal or inquiry received by Seller, Phyto-Venture or Phyto-Source, and Seller shall immediately communicate to Purchaser the terms of any proposal or inquiry which any of them may receive (and shall immediately provide to Purchaser copies of any written materials received by Seller, Phyto-Venture or Phyto-Source in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry.

(b)

Neither Seller's Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval by such Board of Directors or any such committee of this Agreement, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) authorize Phyto-Venture or Phyto-Source to enter into any agreement with respect to any Acquisition Proposal.

Section 5.5  Seller's Non-Compete.

Without the express prior written consent of Purchaser, neither Seller nor FMT, prior to the sooner of (a) the fifth anniversary of the Closing Date; and (b) the termination of the supply arrangement between Phyto-Source and FMT attached hereto as Exhibit B (the “Supply Agreement”)(except where such termination is based on a breach by FMT or its Affiliates, in which case the non-compete obligations of Seller hereunder shall survive for five years from the Closing Date): directly or indirectly, own, manage, control or participate in the ownership, management or control of, or be related or otherwise affiliated in any manner with, the manufacturing of Wood Sterols.  For the purposes of this Section 5.5, “Wood Sterols” means any sterols produced or derived from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterol.  The parties agree that nothing in this Agreement shall restrict the Seller, FMT or their Affiliates from purchasing sterols, including Wood Sterols, from third parties.  The Seller, FMT and their Affiliates shall also not be restricted from modifying/combining sterols and/or Wood Sterols and selling such modified/combined sterols and/or Wood Sterols and such modification/combination and sale shall not be deemed "manufacturing" for the purposes of this Section 5.5.  The Seller and FMT hereby grants to the Purchaser for the same term as set out above,the right of first offer to purchase from Seller and/or FMT any excess inventory of unmodified Phyto-S Product (as defined in the Supply Agreement) obtained by Seller or FMT from Phyto-Source.  The Seller and FMT may sell such excess inventory to a third party only when Purchaser fails to reach an agreement with Seller and/or FMT to purchase such excess inventory, and only on terms and conditions no more favourable than to those offered to the Purchaser.  Such right of first offer shall expire ______________________ from the date that Seller or FMT gives written notice to Purchaser of its desire to sell excess inventory.  Notwithstanding anything else to the contrary in this Agreement, the parties hereto agree and acknowledge that the Purchaser  may assign the foregoing right of first offer to Phyto-Source, at the Purchaser’s sole discretion.  Further, the parties agree that Forbes will exclusively purchase all of its Wood Sterol requirements from Phyto-Source for one (1) year from the Closing Date.  This exclusivity provision is subject to Phyto-Source confirming in writing within five (5) Business Days (after receipt of a request from Forbes to purchase Wood Sterols) that it can fulfill the requested order of Wood Sterols.  This exclusivity provision does not apply to the supply of Stanols (as defined in the Supply Agreement) under the Supply Agreement.  If Phyto-Source cannot fulfill an order of Wood Sterols requested by Forbes or it has not confirmed it can fulfill the requested order within five (5) Business Days, then Forbes is free to source such Wood Sterols from any other party for such order.

Section 5.6  Non-Solicitation by Seller and FMT.  Without the express prior written consent of Purchaser, neither Seller nor FMT shall, at any time during the five-year period immediately following the Closing Date, directly or indirectly, for its benefit or for the benefit of any other person, firm or entity, do any of the following: (a) solicit from any customer doing business with Phyto-Source as of the date of this Agreement (such parties being identified in Exhibit C to this Agreement) business of the same nature to the business conducted between Phyto-Source and such customer as of the date of this Agreement unless it is related to the sale of excess inventory of Phyto-S Product (as defined in the Supply Agreement) and the Purchaser’s right of first offer has expired; (b) solicit the employment or services of any person who at the time is employed by, seconded to or is a full-time consultant to the business of Phyto-Source; or (c) make any statements or comments of a defamatory or disparaging nature to third parties regarding the Phyto-Source or its officers, managers, personnel, products, operations or services.

Section 5.7  Post-Closing Cooperation.  In case at any time after the Closing Date any further action is reasonably necessary, proper or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable, each party hereto shall  to the extent commercially reasonable, take, or cause its proper officers or directors to take, all such necessary, proper or advisable actions.

Section 5.8  Joint and Several Obligation of Seller and FMT.  Seller and FMT shall be jointly and severally liable for any and all of the obligations of each of Seller and FMT under this Agreement.

Section 5.9  Joint and Several Obligations of Purchaser and Chusei.  Purchaser and Chusei shall be jointly and severally liable for any and all of the obligations of each of Purchaser and Chusei under this Agreement.

Section 5.10  Non-Solicitation by Purchaser and Chusei.  Without the express prior written consent of Seller and FMT, neither Purchaser or Chusei, shall (nor shall the Purchaser and Chusei permit Phyto-Source or Phyto-Venture) to, at any time during the five-year period immediately following the Closing Date, directly or indirectly, for its benefit or for the benefit of any other person, firm or entity, do any of the following: (a) solicit the employment or services of any person who at the time is employed by, seconded to or is a full-time consultant to the business of Seller or FMT or (b) make any statements or comments of a defamatory or disparaging nature to third parties regarding Seller or FMT or their officers, managers, personnel, products, operations or services.

Section 5.11  Additional Covenants of Seller and FMT.  Except to the extent disclosure is required by law, each of Seller and FMT shall keep confidential all documents in any media or copies thereto of the documents delivered to Purchaser in Section 2.2(iii) and 2.2(v).

ARTICLE VI

CONDITIONS

Section 6.1  Conditions to Each Party's Obligation to Effect the Closing.

The respective obligations of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a)

Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Closing; and

            (b)

The execution and delivery of the following documents by Purchase and Seller on or before the Closing Date:

(i)

Supply Agreement, attached hereto as Exhibit B;

(ii)

Forbes IP Assignment, attached hereto as Exhibit D;

(iii)

Termination and Amendment Agreement, attached hereto as Exhibit E; and

(iv)

IP License Agreement, attached hereto as Exhibit F;

(c)

Phyto-Source shall have repaid to Seller the promissory note and loan agreement dated July 17, 2001 in the amount of $1,000,000.00 (US) with $6,157.53 of interest accrued as of January 31, 2006.

Section 6.2  Conditions to Obligations of Purchaser to Effect the Closing.  The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction, or the waiver thereof by Purchaser, on or prior to the Closing Date of each of the following conditions:

(a)

 Government Action.  There shall not be overtly threatened or pending any suit, action or proceeding by any Governmental Entity:

(i)

seeking to prohibit or impose any material limitations on Purchaser's ownership or operation of all or a material portion of their or Phyto-Source's businesses or assets, or to compel Purchaser to dispose of or hold separate any material portion of the business or assets of Phyto-Source or Purchaser,

(ii)

seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions,

(iii)

seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment or pay for or purchase some or all of the Interests or consummate the Closing,

(v)

which otherwise is reasonably likely to have a material adverse affect on the prospects, financial condition, businesses or results of operations of Purchaser, Phyto-Venture or Phyto-Source,

or there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Transactions, or any other action shall be taken by any Governmental Entity,  that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) above;

(b)

Certificate of Officers.  Seller and FMT shall have delivered to Purchaser at the Closing a certificate signed by each of the chief executive officer and the chief financial officer of each of FMT and Seller, dated the Closing Date, in form and substance satisfactory to Purchaser, to the effect that, as of the Closing Date, (w) all of the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality are true and complete, (x) all such representations and warranties that are not so qualified are true and complete in all material respects, (y) To the Knowledge of  Seller or FMT, there has not occurred any material adverse change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change) in the financial condition, businesses, results of operations or prospects of Phyto-Venture and/or Phyto-Source, taken as a whole and (z) Seller and FMT have performed all obligations required under this Agreement to be performed by them respectively at or prior to the Closing;

(c)

Consents Obtained.  All material consents of any Person necessary to the consummation of the Closing and the other Transactions, including consents from parties to loans, contracts, leases or other agreements and consents from Governmental Entities, whether federal, state or local shall have been obtained, and a copy of each such consent shall have been provided to Purchaser at or prior to the Closing;

(d)

Material Adverse Change.  There shall not have occurred any material adverse change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change) in the financial condition, businesses, results of operations or prospects of Phyto-Venture and/or Phyto-Source, in each case taken as a whole;

(e)

Investigations; Etc.  Neither any investigation of Phyto-Venture or Phyto-Source by Purchaser, nor any supplement or amendment to the Disclosure Schedule nor any other document delivered to Purchaser as contemplated by this Agreement, shall have revealed any facts or circumstances which, in the sole and exclusive judgment of in the good faith judgment of Purchaser, reflect in a material adverse way on the financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business, operations or prospects of Phyto-Venture and/or Phyto-Source;

(f)

Representations and Warranties.  All of the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality shall be true and complete in all respects and each such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date;

(g)

Seller Breach.  Neither Seller nor FMT shall have failed to perform in any material respect any of its respective obligations or to comply in any material respect with any agreement or covenant to be performed or complied with by such person under this Agreement;

(h)

Breach.  Neither Phyto-Venture nor Phyto-Source shall have failed to perform in any material respect any material obligation or to comply in any material respect with any Phyto Agreement.

(i)

Regulatory waiting periods and other regulatory clearance.  Proper regulatory waiting periods should be cleared, if applicable; and

(j)

Termination.  The Transactions shall not have been terminated or abandoned in accordance with the terms of this Agreement.

The foregoing conditions are for the sole benefit of Purchaser, may be waived by Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

6.3

Conditions to Obligations of Seller to Effect the Closing

The obligations of Seller to consummate the Closing shall be subject to the satisfaction, or the waiver thereof by Purchaser, on or prior to the Closing Date of each of the following conditions:

(a)

Amegy Bank together with its Affiliates shall have released and Seller as guarantor of the term loan between Phyto-Source and Amegy Bank (formerly Southwest Bank of Texas, N.A.) dated August 4, 2003 as amended October 22, 2003, July 30, 2004 and August 11, 2005;

(b)

The execution and delivery to the Seller and FMT of an officers certificate of the Facility Manager dated as of the Closing Date in the form attached hereto as Exhibit A.

(c)

Certificate of Officers.  Purchaser and Chusei shall have delivered to Seller at the Closing a certificate signed by each of the chief executive officer and the chief financial officer of each of Purchaser and Chusei, dated the Closing Date, in form and substance satisfactory to Seller, to the effect that, as of the Closing Date, all of the representations and warranties of Purchaser and Chusei set forth in this Agreement are true and complete, and that Purchaser and Chusei have performed all obligations required under this Agreement to be performed by them respectively at or prior to the Closing;

(d)

Representations and Warranties.  All of the representations and warranties of Purchaser and Chusei set forth in this Agreement shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date;

The foregoing conditions are for the sole benefit of Seller, may be waived by Seller, in whole or in part, at any time and from time to time in the sole discretion of Seller. The failure by Seller at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ARTICLE VII

TERMINATION

Section 7.1  Termination.  The Transactions may be terminated or abandoned at any time prior to the Closing Date:

(a)

By the mutual written consent of Purchaser and the Seller;

(b)

By the Seller:

(i)

if Purchaser or Chusei shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured within 30 calendar days after the giving of written notice by Seller to Purchaser specifying such breach; or

(ii)

on or after March 10, 2006, if the Closing shall not have theretofore occurred and if the failure of the Closing to occur is not the result of a breach of a representation, warranty or covenant by Seller.

(c)

By Purchaser:

(i)

if Seller or FMT shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Article VI;

(ii)

if the investigation referred to in Section 5.2(b) reveals any environmental condition at, on, under or in relation to, all or any portion of Phyto-Source's properties (including all Real Property and all real estate which is the subject of a Lease) or the business conducted thereat that could, in Purchaser's sole and absolute opinion, subject Phyto-Venture, Phyto-Source, Purchaser or such properties or businesses to (A) environmental liability or potential environmental liability arising out of, resulting from or relating to any Environmental Claim, (B) any investigation, audit, enforcement action, administrative or court proceeding, or any other proceeding, by or on behalf of any Governmental Entity or (C) liability under any Environmental Laws; or

(iii)

on or after March 10, 2006, if the Closing shall not have theretofore occurred and if the failure of the Closing to occur is not the result of a breach of a representation, warranty or covenant by Purchaser.

Section 7.2  Effect of Termination.

In the event of the termination or abandonment of the Transactions by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the Transactions is made, and there shall be no liability or obligation thereafter on the part of any of the parties hereto except (a) for fraud or for breach of this Agreement by such party prior to such termination or abandonment of the Transactions and (b) as set forth in Section 10.1.

ARTICLE VIII

  INDEMNIFICATION

Section 8.1  Indemnification; Remedies.

(a)

Seller shall indemnify, defend and hold harmless Purchaser Indemnified Person from and against and in respect of 100% of all Purchaser Losses, including those arising out of the breach of representations, warranties, and covenants.

(b)

Seller's indemnification obligations under Section 8.1(a) shall be subject to the following:

(i)

Seller indemnification obligations relating to (A) Purchaser Losses and ERISA Claims shall survive until the sixth anniversary of the Closing Date and (B) Tax Claims shall survive until the expiration of the applicable tax statute of limitations. No claim for the recovery of any Purchaser Losses, ERISA Claims or Tax Claims may be asserted by any Purchaser Indemnified Person after the expiration of the applicable indemnification period; provided, however, that claims asserted in writing by any Purchaser Indemnified Person with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period.

(c)

If Seller fails to pay in a timely manner any amount due to Purchaser pursuant to this Agreement, and, in order to obtain such payment, Purchaser makes a claim that results in a judgment against such Seller, such Seller shall pay to Purchaser the reasonable costs and expenses (including reasonable attorneys' fees and expenses) of Purchaser in connection with such suit, together with interest on the amount due calculated for the period from the Closing Date to the date of such payment at the prime rate of Citibank, N.A. in effect from time to time during such period.

Section 8.2  Notice of Claim; Defense.  Purchaser shall give Seller prompt notice of any third-party claim that may give rise to any indemnification obligation under this Article VIII, together with the estimated amount of such claim, and Seller shall have the right to assume the defense (at the Seller's expense) of any such claim through counsel of Seller's own choosing by so notifying Purchaser within 30 calendar days of the first receipt by any Seller of such notice from Purchaser; provided, however, that any such counsel shall be reasonably satisfactory to Purchaser.  Failure to give such notice shall not affect the indemnification obligations hereunder in the absence of actual and material prejudice.  If, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Purchaser and Seller exists in respect of such third-party claim, Seller shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to resolve such conflict.  Seller shall be liable for the fees and expenses of counsel employed by Purchaser for any period during which Seller have not assumed the defense of any such third-party claim (other than during any period in which Purchaser will have failed to give notice of the third-party claim as provided above). If Seller assume such defense, Purchaser shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller, it being understood that Seller shall control such defense. If Seller choose to defend or prosecute a third-party claim, Purchaser shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by Seller, the retention, and the provision to Seller, of records and information reasonably relevant to such third-party claim, and making employees of Seller available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.  If Seller choose to defend or prosecute any third-party claim, Purchaser shall agree to any settlement, compromise or discharge of such third-party claim that Seller may recommend and that, by its terms, discharges Purchaser and the Purchaser Affiliates from the full amount of liability in connection with such third-party claim; provided, however, that, without the consent of Purchaser, Seller shall not consent to, and Purchaser shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting Purchaser or any Affiliate of Purchaser or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to each Purchaser that is the subject of such third-party claim.

Section 8.3  Survival of Indemnification Claims.

 Unless otherwise specified in this Agreement, the indemnification obligations set forth in this Article VIII shall survive the Closing for a period of three (3) years.

Section 8.4  Tax Effect of Indemnification Payments.  All indemnity payments made by Seller or FMT to Purchaser, or by Purchaser to Seller or FMT, pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Interests.

Section 8.5  Effect of Investigation.

 The right to indemnification, payment of Purchaser Losses or for other remedies based on any representation, warranty, covenant or obligation of Seller contained in or made pursuant to this Agreement or the Closing Documents shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition to the obligation of Purchaser to consummate the Transactions, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification, payment of Purchaser Losses, or other remedy based on such representation, warranty, covenant or obligation.

Section 8.6  Survival of Covenants, Representations and Warranties.  Each the covenants, representations and warranties of Seller in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter except as limited by Section 8.3.

ARTICLE IX

DEFINITIONS AND INTERPRETATION

Section 9.1  Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

"Agreement" or "this Agreement" shall mean this Limited Partnership and Membership Interest Agreement, together with the Exhibits and Appendices hereto and the Disclosure Schedule.

"Acquisition Proposal" shall mean any proposal or offer made by any Person other than Purchaser or any Subsidiary of Purchaser to acquire all or substantial part of the business or properties of Phyto-Source, whether by merger, sale of assets or similar transactions involving Phyto-Source, division or operating or principal business unit of Phyto-Source.

"Affiliate" shall mean with respect to a specific person, any person directly or indirectly controlling, controlled by, or under common control with, the specified person.

"Balance Sheet" shall mean the balance sheet of Phyto-Venture and Phyto-Source included in the Financial Statements and dated as of December 31, 2005.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banks in Vancouver, Canada and Tokyo, Japan are authorized or obligated by law or executive order to close.

“Chusei” shall mean Chusei Oil Co., Ltd., a Japanese corporation.

"Closing" shall mean the closing referred to in Section 2.1.

"Closing Date" shall mean the date on which the Closing occurs.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Computer Software" shall mean all material computer software programs, databases and all documentation related thereto.

"Confidentiality Agreement" shall mean a Confidentiality and Non-Disclosure Agreement dated January 1, 2006 between Phyto-Source, Phyto-Venture, Chusei (U.S.A.) Inc., Seller, Purchaser, Chusei and FMT.

"Copyrights" shall mean U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), rights of publicity and all registrations and applications to register the same.

"Disclosure Schedule" shall mean the disclosure schedule of even date herewith prepared and signed by Seller and delivered to Purchaser simultaneously with the execution hereof.

"Encumbrances" shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions created by agreement, law or otherwise, on title or transfer of any nature whatsoever.

"Environmental Claim" shall mean any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging actual or potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney's fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by Phyto-Source, now or in the past, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

"Environmental Law" shall mean each federal, state, local and foreign law and regulation relating to pollution, protection or preservation of human health or the environment including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each law and regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall mean any trade or business, whether or not incorporated, that together with the Phyto-Source would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

"ERISA Claim" shall mean a claim for indemnification or defense arising out of Section 8.1(b)(i), including reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser arising under Section 8.1(b)(i).

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Financial Statements" shall mean (i) the audited balance sheets of Phyto-Source as at December 31 in each of the years 2001 through 2004 together with statements of income, shareholders' equity and cash flows for each of the years then ended, including the notes thereto, all as certified by reputable, independent certified public accountants, whose reports thereon are included therein, and (ii) the balance sheets of Phyto-Venture and Phyto-Source as at December 31, 2005, together with statements of income, shareholders' equity and cash flows for the year then ended.

"FMT" shall mean Forbes Medi-Tech Inc., a Canadian corporation.

"GAAP" shall mean United States generally accepted accounting principles.

"Governmental Entity" shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.

"Indebtedness" shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any lien on any property and (vi) all guarantee obligations.

"Intellectual Property" shall mean all of the following: Trademarks, Patents, Copyrights, Trade Secrets and Licenses.

"Interests" shall mean collectively the LP Interests and the LLC Interests.

"Knowledge of Seller or FMT" concerning a particular subject, area or aspect of Phyto-Venture and Phyto-Source's business or affairs shall mean the knowledge of any officer, director or manager of Seller or FMT and all knowledge which was or could have reasonably been obtained upon inquiry by such persons whose duties would, in the normal course of Seller's or FMT's affairs, result in such person having knowledge concerning such subject, area or aspect.

"Lease" shall mean each lease pursuant to which Phyto-Source leases any real or personal property (excluding leases relating solely to personal property calling for rental or similar periodic payments not exceeding $10,000 per annum).

"Licenses" shall mean all licenses and agreements pursuant to which Phyto-Source has acquired rights in or to any Trademarks, Patents or Copyrights, or licenses and agreements pursuant to which Phyto-Source has licensed or transferred the right to use any of the foregoing.

"LLC Interests" shall mean the 50% membership interest in Phyto-Venture LLC, a Texas limited liability company, that is owned by Seller.

"LP Interests" shall mean the 49.5% limited partnership interest in Phyto-Source LP, a Texas limited partnership, that is owned by Seller.

"Materials of Environmental Concern" shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

"Patents" shall mean issued U.S. and foreign patents and pending patent applications in the public domain, patent disclosures, and any and all divisions, continuations, continuations- in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.

"PBGC" shall mean the Pension Benefit Guaranty Corporation.

"Person" shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

"Phyto Agreement" shall mean any Indebtedness in the principal amount of $100,000 or more or which requires total payments equal to or in excess of such sum, any Lease, lease of personal property calling for annual payments in excess of $100,000 per annum, any material license, other material contract, or agreement or other material instrument or obligation to which Phyto-Venture or Phyto-Source is a party or by which any of them or any of their properties or assets may be bound.

"Phyto-Source" shall mean Phyto-Source, L.P., a Texas limited partnership.

"Phyto-Source IP" shall mean all Intellectual Property that is currently used in the business of Phyto-Source or that is necessary to conduct the business of Phyto-Source as presently conducted or as currently proposed to be conducted.

"Phyto-Venture" shall mean Phyto-Venture, LLC, a Texas limited liability company.

"Plan" shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Phyto-Source or by any ERISA Affiliate, or to which Phyto-Source or an ERISA Affiliate is party, whether written or oral, for the benefit of any director, employee or former employee of Phyto-Source.

"Purchaser" shall  mean Chusei PS Holdings, LLC, a Delaware limited liability company.

"Purchaser Indemnified Person" shall mean the Purchaser, Chusei and its respective directors, officers, employees, agents and representatives.

"Purchaser Losses" shall mean any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser arising under Article VIII) but not including lost profits or consequential damages incurred by Purchaser that arise out of:

(i)

any breach by Seller or FMT of any of their representations and warranties contained in or made by or pursuant to this Agreement;

(ii)

any of the events, circumstances or conditions described in Section 3.10 hereof, any pollution or threat to human health or the environment that (A) is related in any way to management, use, control, ownership or operation of the properties or businesses of Phyto-Venture or Phyto-Source prior to the Closing, including all on-site and off-site activities involving Materials of Environmental Concern, and (B) occurred, existed, arises out of conditions or circumstances that occurred or existed, or was caused, in whole or in part, on or before the Closing Date, whether or not the pollution or threat to human health or the environment is described in the Disclosure Schedule; or any Environmental Claim against Phyto-Source or any Person whose liability for such Environmental Claim Phyto-Source has assumed or retained either contractually or by operation of law;

(iii)

any breach by Seller or FMT of any of their covenants in this Agreement that survive the Closing; or

(iv)

any breach prior to the Closing by Seller or FMT of any covenants contained in this Agreement;

All statements contained in any schedule or other writing delivered by any Shareholder pursuant hereto or in connection with the Transactions shall be deemed representations and warranties.

"Real Property" shall mean all real property that is owned or used by Phyto-Source or that is reflected as an asset of Phyto-Source on the Balance Sheet .

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Seller" shall mean Forbes Medi-Tech (USA) Inc., a Delaware corporation.

"Subsidiary" or "Subsidiaries" shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

"Tax" or "Taxes" shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.

"Tax Claim" shall mean a claim for indemnification or defense arising out of Section 8.1(b)(i), including reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser arising under Section 8.1(b)(i).

"Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

"Title IV Plan" shall mean a Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

"Trademarks" shall mean U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

"Trade Secrets" shall mean all categories of trade secrets as defined in the Uniform Trade Secrets Act including business information.

"Transactions" shall mean all the transactions provided for or contemplated by this Agreement.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees.

“Transfer Tax Payor" shall mean the party which has primary legal responsibility for the payment of any particular Transfer Tax.

"Voting Debt" shall mean indebtedness having general voting rights and debt convertible into securities having such rights.

Section 9.2  Interpretation.

(a)

When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)

Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(c)

The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)

The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)

A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(f)

A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g)

As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to (i) the prospects, financial condition, businesses or results of operations of such entity as a whole (or, if used with respect thereto, of such group of entities taken as a whole) or (ii) the ability of such entity (or group) to consummate the Transactions.

(h)

The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1  Fees and Expenses.  All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement and except as follows:

(a)

All Transfer Taxes arising out of, in connection with or attributable to the transactions effected pursuant to this Agreement shall be borne and paid by Seller.  The Transfer Tax Payor shall prepare and timely file all relevant Tax Returns required to be filed in respect of such Transfer Tax, pay the Transfer Tax shown on such Tax Return, and notify the other parties in writing of the Transfer Tax shown on such Tax Return and how such Transfer Tax was calculated, and if the Transfer Tax Payor is Purchaser, Seller shall reimburse the Transfer Tax Payor for the amount of such Transfer Tax in immediately available funds within ten (10) Business Days of receipt of such notice.

Section 10.2  Amendment and Modification.  This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 10.3  Notices.

  All notices and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international express courier service, such as Federal Express, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

if to Purchaser or Chusei, to:

Chusei Oil Co., Ltd.

2-1-77 Nakasange

Okayama-City, 700-0821

JAPAN

Attention: Jiro Abe

Telephone: +81-86-224-5771

Facsimile: +81-86-223-1691

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Izumi Garden Tower 21st Floor

1-6-1, Roppongi

Minato-ku, Tokyo 106-6021

JAPAN

Attention: Kenju Watanabe

Telephone: +81-3-3568-2620

Facsimile: +81-3-3568-2626

if to Seller or FMT, to:

Forbes Medi-Tech Inc.

250-270 West Pender Street

Vancouver, B.C.

Canada, V6C 2T8

Attention:

Telephone: 604-689-5899

Facsimile: 604-689-7641

With a copy to:

Alexander Holburn Beaudin & Lang LLP

2700 – 700 West Georgia Street

Vancouver, B.C.

Canada, V7Y 1B8

Attention:  Mr. Peter V. Snell

Telephone:  604-688-1351

Facsimile:  604-669-7642

Section 10.4  Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.5  Entire Agreement; No Third Party Beneficiaries.

This Agreement and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer any rights or remedies upon any Person other than the parties hereto and thereto.

Section 10.6  Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.7  Governing Law.  The domestic law, without regard to conflicts of laws principles, of the State of New York will govern all questions concerning the construction, validity and interpretation of this agreement and the performance of the obligations imposed by this agreement.

Section 10.8  Enforcement; Venue.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York or in New York state court, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement or any of the Transactions in any court other than a Federal or state court sitting in the State of New York.

Section 10.9  Time of Essence.  Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 10.10  Extension; Waiver.  At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.11  Dispute Resolution.  In the event of any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity thereof, upon the written request of any party for resolution, a senior officer of each party to such a dispute shall meet and attempt in good faith to negotiate a resolution of the dispute.  If the parties are unable to resolve the dispute within 10 Business Days after the receipt of a party of the request, then any party may submit the dispute to arbitration as the exclusive means of resolving it in accordance with the procedures in the following section.

Section 10.12  Arbitration.  Any dispute not resolved through the procedure set forth in Section 10.11 hereof shall be finally settled by arbitration in accordance with the American Arbitration Association Rules.   The Arbitration shall be held in New York.

Section 10.13  Election of Remedies.  Neither the exercise of nor the failure to exercise a right, including any right of set-off, or the giving or failure to give notice of a claim under this Agreement will constitute an election of remedies or limit Purchaser or any of Purchaser in any manner in the enforcement of any other remedies that may be available to any of them, whether at law or in equity. The representations and warranties made by Shareholders pursuant hereto are in addition to, and not in lieu of, any representation or warranty which Seller makes, or is deemed to have made, by law.

Section 10.14  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights and interests hereunder to any of its Affiliates.   Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, Purchaser, Seller, Chusei and FMT have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

CHUSEI PS HOLDINGS, LLC

By:____________________________

Name: Jiro Abe

Title: Manager

FORBES MEDI-TECH INC.

By:____________________________

Name: Charles Butt

Title:  President and CEO

FORBES MEDI-TECH (USA) INC.

By:____________________________

Name: Charles Butt

Title:  President and CEO

CHUSEI OIL CO. LTD.

By:____________________________

Name:  Jiro Abe

Title:  Representative Director, President

EXHIBIT A

Officers Certificate of Chusei (U.S.A.) Inc.

EXHIBIT B

Supply Agreement

EXHIBIT C

Phyto-Source Customers

EXHIBIT D

Forbes IP Assignment

EXHIBIT E

Termination and Amendment Agreement

EXHIBIT F

IP License Agreement